Westcore Trust

1290 Broadway

Suite 1100

Denver CO 80203

December 22, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Kevin Rupert

RE:

Westcore Trust (the “Issuer” or the “Trust”)

Investment Company Act File No. 811-3373

Dear Mr. Rupert:

I am writing in response to your comments to the Form N-CSR filed by the Issuer with the Securities and Exchange Commission on March 9, 2010 (the “Filing”).  In telephone communications with me and Ms. Jo Ellen Legg, prior Secretary of the Trust, you noted that disclosure in the section entitled “APPROVAL OF AGREEMENTS” at page 108 of the Filing would need to be enhanced in future filings.  You specifically requested certain enhancements and amplifications, in future Annual or Semi-Annual Report filings, of disclosure concerning approval of the Trust’s Investment Advisory Agreement (the “Advisory Agreement”) so as to make that disclosure more consistent with Item 10 of Instructions to Form N-CSR and Item 22 of the Instructions to Form N-1A.

Response:

In future filings of the Issuer on Form N-CSR, the disclosure concerning approval of the Investment Advisory Agreement, as provided by Item 10 of Instructions to Form N-CSR and Item 22 of the Instructions to Form N-1A, will be enhanced to include disclosures as follows:  additional and more specific information and detail concerning the factors considered by the Board of Trustees in approving the Advisory Agreement; more specific detail on how the terms of the Advisory Agreement, including the investment advisory fee, were established for each individual series of the Trust; and more specific information concerning the factors considered and the basis for establishing differing advisory fees for different series of the Trust.

The Issuer acknowledges that in connection with the comments made by the staff of the SEC, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Issuer and its management are solely responsible for the content of such disclosure;  The Issuer acknowledges that the staff's comments and changes in disclosure in response to the staff's comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and the Issuer represents that neither the Issuer nor its management will assert the staff's comments or changes in disclosure in response to the staff's comments as a defense in any action or proceeding by the SEC or any person.

If you require any additional information concerning this or any other filing of the Issuer, please contact me at (720) 917-0641.

Regards,

/s/ Paul F. Leone

________________________

Paul F. Leone

Secretary

Cc: Jack D. Henderson, Chairman, Westcore Trust